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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 6)*

Acme Packet, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

004764 10 6

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G
CUSIP NO. 004764 10 6		Page 2 of 5 Pages

1	Names of Reporting Persons: Andrew D. Ory
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,252,045 [1]
	6	Shared Voting Power 41,717 [2]
	7	Sole Dispositive Power 4,252,045 [1]
	8	Shared Dispositive Power 41,717 [2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,293,762 [3]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 6.3% [4]
12	Type of Reporting Person (See Instructions) IN

[1]

Includes 362,807 shares subject to options exercisable within 60 days of February 14, 2013. Does not include 135,661 shares held by the Linda G Hammett Ory Revocable Trust 2010. Mr. Ory’s wife, Linda Hammett Ory is the trustee of the Linda G Hammett Ory Revocable Trust 2010. Mr. Ory disclaims beneficial ownership over the shares held by the Linda G Hammett Ory Revocable Trust 2010.

[2]

Shares are held by the Endeavor Foundation, Inc., a Massachusetts Charitable Corporation (the “Endeavor Foundation”), of which Mr. Ory and Ms. Ory are members of the Board of Directors. Mr. Ory and Ms. Ory share voting and dispositive power over the shares as Directors of the Endeavor Foundation.

[3]

Includes 362,807 shares subject to options exercisable within 60 days of February 14, 2013 and 41,717 shares held by the Endeavor Foundation. Does not include 135,661 shares held by the Linda G Hammett Ory Revocable Trust 2010. Ms. Ory is the trustee of the Linda G Hammett Ory Revocable Trust 2010. Mr. Ory disclaims beneficial ownership over the shares held by the Linda G Hammett Ory Revocable Trust 2010.

[4]

All ownership percentages reported herein are based on 67,915,152 shares of the issuer’s common stock issued and outstanding as of February 1, 2013, as reported by the issuer in Exhibit 2.1 to its current report on Form 8-K, as filed with the Securities and Exchange Commission on February 4, 2013 and any additional shares subject to options exercisable by Mr. Ory within 60 days of February 14, 2013.

Schedule 13G
CUSIP NO. 004764 10 6		Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer

Acme Packet, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

100 Crosby Drive, Bedford, MA 01730

Item 2.	(a)	Name of Person Filing:

Andrew D. Ory

	(b)	Address of Principal Business Office or, if none, Residence

100 Crosby Drive, Bedford, MA 01730

	(c)	Citizenship

United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number

004764 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Schedule 13G
CUSIP NO. 004764 10 6		Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

4,293,762 [1]

(b) Percent of Class:

6.3% [2]

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote.

4,252,045 [3]

(ii) Shared power to vote or to direct the vote.

41,717 [4]

(iii) Sole power to dispose or to direct the disposition of.

4,252,045 [3]

(iv) Shared power to dispose or to direct the disposition of.

41,717 [4]

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

[1]

Includes 362,807 shares subject to options exercisable within 60 days of February 14, 2013 and 41,717 shares held by the Endeavor Foundation. Does not include 135,661 shares held by the Linda G Hammett Ory Revocable Trust 2010. Ms. Ory is the trustee of the Linda G Hammett Ory Revocable Trust 2010. Mr. Ory disclaims beneficial ownership over the shares held by the Linda G Hammett Ory Revocable Trust 2010.

[2]

All ownership percentages reported herein are based on 67,915,152 shares of the issuer’s common stock issued and outstanding as of February 1, 2013, as reported by the issuer in Exhibit 2.1 to its current report on Form 8-K, as filed with the Securities and Exchange Commission on February 4, 2013 and any additional shares subject to options exercisable by Mr. Ory within 60 days of February 14, 2013.

[3]

Includes 362,807 shares subject to options exercisable within 60 days of February 14, 2013. Does not include 135,661 shares held by the Linda G Hammett Ory Revocable Trust 2010. Ms. Ory is the trustee of the Linda G Hammett Ory Revocable Trust 2010. Mr. Ory disclaims beneficial ownership over the shares held by the Linda G Hammett Ory Revocable Trust 2010.

[4]

Shares are held by the Endeavor Foundation, of which Mr. Ory and Ms. Ory are members of the Board of Directors. Mr. Ory and Ms. Ory share voting and dispositive power over the shares as Directors of the Endeavor Foundation.

Schedule 13G
CUSIP NO. 004764 10 6		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2013

/s/ Andrew D. Ory
Andrew D. Ory